Home Bistro, Inc.

4014 Chase Avenue, #212

Miami Beach, FL 33140

March 14, 2023

VIA EDGAR UPLOAD

Rucha Pandit

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Home Bistro, Inc. /NV/
Registration Statement on Form S-1
Filed September 23, 2022
File No. 333-267594

Dear Ms. Pandit:

On September 23, 2022, Home Bistro, Inc., a Nevada corporation (the “Company”), filed a form S-1 registration statement (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company will refile a new form 10-12G registration statement immediately following this Request for Withdrawal.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, John J. Brannelly at (801) 871-5225.

Sincerely,

Home Bistro, Inc.,

By:	/s/ Zalmi Duchman, President.